Ms. Cicely LaMothe
Branch Chief
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:        Raymond James Financial, Inc. ( the “Company”)
For, 10-k for Year Ended September 30, 2008
File No. 001-09109

Dear Ms. LaMothe:

This letter is in response to your comment letter dated March 12, 2009.  Comments in your letter are restated herein in bold, followed by our response.

Form 10-k

Note 6 – Variable Interest Entities, p 88

1.
We have read and considered your response to comment nine.  We note that the determination of whether RJTCF is the primary beneficiary was primarily based upon the respective members’ ownership interest in the VIE.  Given the various guarantees typically made by a general partner, including the funding of tax credits, and their rights to residuals upon property disposition, the general partner is subject to more of the expected losses in addition to being more closely associated with the activities of the property (since they generally control the day-to day activities).  Therefore, it would seem to that the factors in paragraph 17 of FIN 46R appears to be more associated with the general partner who would be considered the primary beneficiary.  Please advise.

Raymond James Tax Credit Funds ("RJTCF" ) is the managing member or general partner in  numerous tax credit housing funds, which are organized as limited liability companies or limited partnerships (“Funds”).  These Funds invest in limited partnerships that purchase and develop low income housing properties that qualify for tax credits (“Project Partnerships”). These Funds do not invest in property directly and therefore are not directly entitled to residuals on the sale of property.  As an investor member or limited partner in the Project Partnerships, the Funds do not control or manage the day-to-day activities of the Project Partnerships, the day-to-day activities are controlled by the general partner of the Project Partnerships. Under the provisions of FIN 46R, the Company determined that these Funds are variable interest entities ("VIEs").   In the design of these Funds, the overriding premise is that the Fund investor members or limited partners invest for the tax attributes associated with the portfolio of Project Partnerships held by the Fund, while the Fund’s managing member or general partner, RJTCF, is responsible for overseeing the operations of the Fund. As the managing member or general partner of the Fund, RJTCF does not provide guarantees including those related to the delivery or funding of tax credits or other tax attributes to the investor members or limited partners of the Fund.  The investor member(s) or limited partner(s) of the Fund bear the risk of loss on their investment. Additionally, under the Fund’s designed structure, the investor members or limited partners also receive a greater proportion of any proceeds upon a sale of a Project Partnership by a Fund (Fund level residuals) than does the managing member or general partner (RJTCF) of the Fund.

The Company concluded that the determination of whether RJTCF is the primary beneficiary of a Fund is primarily dependent upon each respective members’ ownership interest in the VIE. In instances where there is a single investor member that holds 50% or more of the total investor member tax attributes in a Fund, the managing member of the Fund, RJTCF, is not deemed to be the primary beneficiary of such Fund,  given that one investor member has the majority of the exposure to the expected losses of the Fund. Conversely, the Company has concluded for those Funds where there is not one single investor member holding a 50% or more interest in the tax attributes, that the managing member of the Fund, RJTCF, is deemed to be the primary beneficiary of such Funds.

On behalf the Company, I acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey P. Julien
Jeffrey P. Julien
SVP & Chief Financial Officer
Raymond James Financial, Inc.
880 Carillon Parkway
Saint Petersburg, FL 33716